Direct Phone:                            617.951.8874
Direct Fax:                                617.951.8736
jack.concannon@bingham.com

Via Federal Express

October 7, 2008

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Ms. Rose Zukin

Re:	Access Pharmaceuticals, Inc. – File No. 333-149633
Statement of Reasons for Eligibility of Registration
Pursuant to Rule 415(a)(1)(i)

Dear Ms. Zukin:

On behalf of our client, Access Pharmaceuticals, Inc., a Delaware corporation (the "Company"), set forth below is the Company's response to your request for additional information regarding the Company’s request for registration pursuant to Rule 415.  For ease of reference, the requests included in your letter dated July 12, 2008 are printed below in bold print, followed by the Company's responses.

1.
Please refile your response letter to include all tables provided in the hard-copy of your letter. Please include in your next amendment all tabular and qualitative disclosure you include in your response letter.

As requested the tables provided in hard copy were filed as correspondence on July 23, 2008.

2.
We note that you have disclosure in your supplemental response regarding Tables 1 through 5, and Exhibits A and B. However, these tables and exhibits are not attached to your public filing. Please amend your filing to include these tables and exhibits.

As requested the tables and exhibits provided in hard copy were filed as correspondence on July 23, 2008.

3.
We note your response to Comment 2 and reissue the comment in part. Please expand Table 2 to include in your tabular disclosure the dollar amount of liquidated damages and dividends to be paid to selling shareholders that you describe in your response to Comment 2. Please provide footnote disclosure of the terms of each such payment. If you are unable to quantify the dollar amounts of dividends to be paid to selling shareholders, please describe the terms of the dividend near the tabular disclosure.

Please see Table 2 included in the Company’s Form S-1/A under the heading “Selling Stockholders.”  This Table 2 has been amended to include a note regarding how liquidated damages and dividends are calculated.

4.	We note your response to Comment 3 and reissue the comment in part. Please read the heading in the last column to read profit (loss) on conversion.

Please see Table 1 included in the Company’s Form S-1/A under the heading “Selling Stockholders.”  This Table 1 has been amended to revise the last column heading to read “Profit (loss) on Conversion”.

5.	We note your response to Comment 5. It does not appear that all the requested information has been presented. For example:

• the resulting net proceeds to the issuer; and

•	the total amount of all possible payments and total discount presented as a percentage of the net proceeds to the issuer.

Additionally, you have responded by directing us to your responses to comments 1 and 2 and Table 1. Please include tabular disclosure presenting the information requested in comment 5.

Please see Table 1.A included in the Company’s Form S-1/A under the heading “Selling Stockholders.”.  This new Table 1.A includes, in tabular format, the information requested in this Comment 5 in the Comment Letter dated March 19, 2008.

6.
We note your response to Comment 6 and reissue the comment. It is not sufficient to refer to previous registration statements to provide information regarding all prior securities transactions between the issuer and the selling shareholders, instead of providing the requested tabular disclosure.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholder, affiliates of the company, or affiliates of the selling shareholder;

•	Revise the 2nd column heading titled “Date Acquired/Amount Due” to delete the reference to “Amount Due” as this does not appear to be presented in the column;

•	Revise the 4th column to include the number of shares issuable on the conversion of convertible notes at the time of the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	Revise the fifth column heading to clarify that this was the market price; and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Please see Table 4 included in the Company’s Form S-1/A under the heading “Selling Stockholders.”.  This Table 4 has been amended to include the information requested by this Comment 6 above.

7.	Please refer to your response to Comment 7. Please disclose supplementally how you propose to present your response in your amended registration statement.

In response to this Comment 7, we note that the Company has disclosed the information requested by Comment 7 in the SEC Comment Letter dated March 19, 2008, in its  Form S-1/A under the Section heading “Selling Stockholders.”

8.	Please confirm that your amended registration statement will include the information provided in response to Comments 8, 9, and 11.

In response to this Comment 8, we confirm that the Company’s Form S-1/A includes the responses provided to Comments 8, 9, and 11 in the SEC Comment Letter dated March 19, 2008.

9.
We note your response to Comment 12. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

•
Please file a registration statement for the “resale” offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

•	Please identify the selling shareholders as underwriters in the registration statement; and

•	Please include the price at which the underwriters will sell the securities.

Alternatively, reduce the size of your offering.

In response to this Comment 9, we respectfully refer you to our response letter dated and filed as correspondence on August 12, 2008.

In addition, we note that pursuant to our telephone conversation on September 5, 2008, with Ms. Hayes of the Securities and Exchange Commission, the Company has reduced the number of shares it seeks to register from 18,170,747 to 9,160,228.  In accordance with your oral instructions, the Company has limited the amount of shares it seeks to register to the number of shares of common stock underlying the convertible notes previously issued to the selling stockholders and exchanged for shares of Series A Preferred Stock (7,577,868) plus the number of shares equal to one-third of the public float.  As of September 1, 2008 the public float of the Company was 4,532,271.1  The Company seeks to register additional 1,582,360 shares which represents shares that may be issued as paid in kind dividends over the next two years (assuming a fixed market price of $2.00 per share) and is approximately one-third of the public float.

1 The public float is calculated as the number of common shares outstanding (5,808,781) less director and officer shares (45,092) less 5% holders (1,231,418).

A/72639900.1

If you have any questions regarding this matter or require any additional information, please contact me at (617) 951-8874.  If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response.

Very truly yours,

/s/ John J. Concannon

John J. Concannon III, Esq.
Bingham McCutchen, LLP

cc:           Mr. Jeffrey B. Davis
Mr. Stephen B. Thompson